NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC ("NYSE American" or the "Exchange") hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the Common Stock of Polished.com Inc. (the "Company") from listing and registration on the Exchange at the opening of business on March 25, 2024, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision that the Company's Common Stock is no longer suitable for listing pursuant to Section 1003(c)(iii) of the NYSE American Company Guide in light of the Company's disclosure on February 29, 2024 that it has suspended operations and anticipates filing a case under the provisions of Chapter 7 of the Bankruptcy Code as soon as practicable. On March 1, 2024, the Exchange determined that the Common Stock of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the NYSE American. The Company was notified on March 1, 2024. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Stock, provided it filed a written request for such a review with the Secretary of the Exchange within seven calendar days of receiving notice of the delisting determination. The Company did not file such a request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.